

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2012

Via E-mail
Mr. Liankuan Yang
Chief Executive Officer
Gold Horse International, Inc.
No. 31 Tongdao South Road Hohhot
Inner Nongolia, China 010030

> **RE:** **Gold Horse International, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed September 28, 2011**
> **File No. 000-30311**

Dear Mr. Yang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

Liquidity, page 41

Contractual Obligations, page 44

1. In future filings, please clarify whether you include your interest commitments under your interest-bearing debt in your contractual obligation table. Refer to footnote 46 to Release 33-8350 *"Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations"* and Item 303(a)(5) of Regulation S-K.

Revenue recognition, page F-15

2. Please clarify if the $3,613,372 in payments received from the Vocational School and Chemistry School in 2011 and disclosed on page F-16 represent lease payments and, if so, please reconcile them to the annual lease payments of approximately $1.6 million and $743,000 disclosed on page F-15. Please explain why 14% of the deferred gain on the sale of the Chemistry School was recognized in the year ended June 30, 2011, and provide supporting calculations or schedules supporting the amount. Disclose the remaining deferred gains for the Vocational School and Chemistry School leases as of June 30, 2011. Reconcile the amount of $3,833,940 disclosed at the bottom of page F-15 to the total deferred gain on the Chemistry School of $4,114,000 and the amounts subsequently recognized. Reconcile the amounts discussed above to amounts shown in Note 2 on page F-19, as applicable. Explain why no deferred gain has been recognized on the Chemistry School in the subsequent interim period.

3. Please describe the specific facts and circumstances explaining why you have recorded a gain from reductions of the allowance for doubtful accounts in the years ending June 30, 2009 and 2010, and the subsequent interim period. Provide us with a rollforward of the allowance during these periods that separately breaks out 1) reductions in the allowance from amounts written off, 2) reductions in the allowance from the collection of previously reserved items, and 3) changes to the allowance resulting from your periodic review of receivables and your estimate of collectibility. Provide us with an aging of your accounts receivable as of December 31, 2011, showing total amounts outstanding for various timeframes (e.g. 90 days past due, one year past due, two years past due, etc.) Explain why you believe an allowance equal to ten percent of accounts receivable is reasonable when you have had no bad debt expense in over two years. Tell us whether you have assessed past estimates of the allowance for doubtful accounts against actual outcomes and used this information to inform your estimating process.

    You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Terence O'Brien

                                        Terence O'Brien
                                        Accounting Branch Chief